UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(F) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14(F)-1 THEREUNDER

MILLENNIA, INC.
(Exact name of company as specified in its charter)

Nevada (State or other jurisdiction of incorporation or organization)	000-16974 (Commission File Number)	59-2158586 (IRS Employer Id. No.)

1700 Pacific Avenue, Suite 1880, Dallas, Texas 75201
(Address of principal executive offices, including zip code)

(214) 855-0808
(Company’s telephone number, including area code)

MILLENNIA, INC.
1700 Pacific Avenue, Suite 1880
Dallas, Texas 75201
______________________________________________

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF
THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1
PROMULGATED THEREUNDER

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

June 27, 2011
_______________________________________________

NO VOTE OR OTHER ACTION OF THE SECURITY HOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.  NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

INTRODUCTION

This Information Statement is being mailed on or about June 27, 2011 to holders of record on June 23, 2011 of shares of common stock, par value $0.001 per share (“Common Stock”), of Millennia, Inc., a Nevada corporation (the “Company”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule l4f-l promulgated thereunder.  This Information Statement is being delivered in connection with the appointment by our sole existing director of a new member of the Board of Directors of the Company (the “Board”) followed by the resignation of the existing director pursuant to the terms of certain transactions (“Transactions”) described below.  The appointment will become effective following the expiration of the ten-day period from the date of mailing of this Information Statement under Rule l4f-l.

As of June 23, 2011, the Company had 50,000,000 shares of Common Stock issued and outstanding, which is the Company’s only class of voting securities that would be entitled to vote for directors at a shareholders meeting if one were to be held, each share being entitled to one vote.

Please read this Information Statement carefully.  It describes the terms of certain Transactions consummated on June 23, 2011 that are expected to result in a change of control of the Company and contains certain biographical and other information concerning the executive officers and directors of the Company.  Additional information about the Company and the Transactions will be contained in one or more Current Report(s) on Form 8-K to be filed with the Securities and Exchange Commission (the “SEC”) as a result of the Transactions.  The Form 8-K(s) may be inspected without charge at the public reference section of the SEC at 100 F Street, N.E., Washington, DC 20549.  Copies of this material also may be obtained from the SEC at prescribed rates.  The SEC also maintains a website that contains reports, proxy and information statements and other information regarding public companies that file reports with the SEC. Copies of the Form 8-K may be obtained from the SEC’s website at http://www.sec.gov.

GENERAL

Millennia, Inc. is a shell company as defined in Rule 405 promulgated under the Securities Act of 1933, as amended (the “Securities Act”) and Rule 12b-2 promulgated under the Exchange Act.  As a shell company, we have no current operations and no or nominal assets.  Our principal office is located at 1700 Pacific Avenue, Suite 1880, Dallas, Texas 75201 and our telephone number is (214) 855-0808.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS;
COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

The following table sets forth the existing officers and directors of the Company:

Director Name of Person	Age	Position and Office Held with the Company	Since

Nathan Halsey	35	President and Chief Executive Officer (Director Appointee*)	2011

Pam J. Halter	56	Director (Resigning Director*)	2011

*Mr. Halsey’s appointment and Ms. Halter’s resignation as the sole director of the Company shall become effective following the expiration of the ten-day period from the date of mailing of this Information Statement.

Business Experience

Board of Directors and Executive Officers

Directors are elected to serve until the next annual meeting of shareholders and until their successors are elected and qualified.    Currently, our directors are not compensated for their services, although their expenses in attending meetings are reimbursed.  Officers are elected by the Board of Directors and serve until their successors are appointed by the Board of Directors.  Biographical resumes of each officer and director are set forth below.

Nathan Halsey

Nathan Halsey, age 35, was appointed to serve as the Company’s President and Chief Executive Officer effective June 23, 2011, upon the resignation from such offices by Pam J. Halter. Mr. Halsey has also been appointed as the sole director of the Company, effective following the expiration of the ten-day period from the date of mailing of this Information Statement. Mr. Halsey is the sole Manager, Chief Executive Officer and President of Bon Amour International, LLC. In the first quarter of 2011 Mr. Halsey was appointed as the sole director of Ventura Assets Limited, a Colorado corporation, for which he also began serving as President, Chief Executive Officer, and Secretary effective January 27, 2011.  Ventura Assets Limited has no current operations. Mr. Halsey began his career as a management and strategy consultant for Ernst & Young, LLP. In this capacity, Mr. Halsey provided transformation advisory services to telecommunications companies. Mr. Halsey’s clients included businesses that ranged in size from start‐ups to Fortune 500 companies such as AT&T. In 2003, Mr. Halsey founded NWH Management, LLC, a holding and investment company with a focus on energy exploration and commercial real estate development. Between 2003 and 2008, Mr. Halsey oversaw the launch of three start-up portfolio companies, managed over $150 million in investments in energy exploration, commercial real estate development, and private equity participation in early stage technology companies. In 2009, Nathan became sole Manager, Chief Executive Officer and President of Bon Amour International, LLC, a NWH Management, LLC portfolio company. In May 2010, Nathan oversaw the opening of the Bon Amour Asia regional headquarters office in Hong Kong. In its first four months of operations, Bon Amour Asia expanded from Hong Kong to Singapore, Malaysia, and Indonesia.

Pam J. Halter

On April 19, 2011, Pam J. Halter, age 56, was appointed to become the sole director and President and Chief Executive Officer of Millennia. Ms. Halter served as President and Chief Executive Officer until June 23, 2011, at which point she resigned from such positions and was succeeded by Nathan Halsey as described above. Ms. Halter also previously served as Secretary and Director of Millennia from February 2005 until September 2010. Since 2000, she has been the President, CEO and a director of Thoroughbreds, Inc., a Nevada corporation.  She has been involved in various facets of horse racing since the age of sixteen and became a trainer and owner of horses over 20 years ago.  From March 2000 until March 2003, Ms. Halter was President, CEO and a director of Doblique, Inc., a company engaged in the thoroughbred racing business.  From February 21, 2006 until February 5, 2008, she was Secretary and a director of Rub a Dub Soap Company, Inc. Millennia and Ms. Halter have not entered into any material contract in connection with her appointment as a director and officer of Millennia.

Involvement in Certain Legal Proceedings

There are currently no material pending legal proceedings to which the Company is a party or of which any of its property is the subject, in which any of the above referenced directors or officers is a party adverse to the Company or has a material interest adverse to the Company.

Furthermore, during the past ten years, none of the Company's officers or directors described above were involved in any legal proceedings that are material to an evaluation of the ability or integrity of such directors and officers.

Family Relationships

There are no family relationships between the officers and directors described above.

TRANSACTIONS WITH RELATED PERSONS

On June 23, 2011, Pam J. Halter, the Company and Bon Amour International, LLC (“Bon Amour”) executed a Stock Purchase Agreement (the “Halter Agreement”), pursuant to which Bon Amour purchased 6,837,837 shares of Common Stock from Ms. Halter. Contemporaneously, the Company executed an additional Stock Purchase Agreement (the “Millennia Agreement,” which together with the Halter Agreement are hereby collectively referred to as the “Purchase Agreements”) with Bon Amour, pursuant to which Bon Amour purchased an additional 11,162,163 newly issued shares of Company Common Stock. As a result of the transactions described above, Bon Amour acquired an aggregate of 18,000,000 shares, representing approximately 36% of the outstanding Common Stock of the Company. As noted above, Nathan Halsey is the sole Manager, Chief Executive Officer and President of Bon Amour International, LLC. In connection with the Transactions, (1) Pam J. Halter, the Company’s sole officer on the date the Transactions were consummated, resigned and Nathan Halsey was appointed as the President and Chief Executive Officer of the Company, (2) Pam J. Halter, the Company’s sole director on the date the Transactions were consummated, tendered her resignation and appointed Nathan Halsey as the new sole director of the Company, effective following the expiration of the ten-day period from the date of mailing of this Information Statement, (3) the parties agreed that the Articles of Incorporation of the Company will be promptly amended to increase the shares of Common Stock authorized for issuance by the Company from 50,000,000 to 500,000,000 shares (the “Amendment”), (4) Pam J. Halter agreed to vote all shares held by her by written consent to approve the Amendment, (5) the parties acknowledged and agreed that upon effectiveness of the Amendment, the Company will issue and sell additional shares of Common Stock to Bon Amour in consideration of its contribution of certain assets to the Company, and upon issuance thereof, Bon Amour will obtain a controlling interest in the issued and outstanding shares of Company Common Stock (the “Additional Issuance”), and (6) Pam J. Halter agreed to vote her shares of Common Stock to elect and qualify a Board consisting of one person nominated by Bon Amour until such time as the Additional Issuance is consummated.

If possible, proposed transactions between the Company and a related person are submitted to the disinterested directors serving on the Board of Directors, if any. In making determinations regarding such proposed transactions, the disinterested directors consider, among other factors, whether the proposed transaction is in the Company’s best interest and is on terms no less favorable to the Company than terms generally available from an unaffiliated third-party under the same or similar circumstances and the extent of the related person’s interest in the transaction. Though the foregoing procedures are not set forth in writing, the actions undertaken by the Board of Directors with respect to such proposed transactions are memorialized in the minutes and written consents of the Board of Directors.

CORPORATE GOVERNANCE

Director Independence

The Company’s securities are not currently listed on a national securities exchange or interdealer quotation system which would require that the Board of Directors include a majority of directors that are “independent.” Furthermore, no member of our Board of Directors or appointee would qualify as an “independent” director as such term is defined in the Nasdaq Global Market listing standards.

Board Committees and Meetings

The Company does not maintain an audit committee, compensation committee or nominating committee, and the Board performs the functions of such committees. Because the Company has only one director who owns over a majority of the voting securities of the Company, the Board has determined that it is not necessary to have a standing nominating committee or procedures for submitting shareholder nominations. The Board has not established an audit or compensation committee for similar reasons. Furthermore, we have not designated any member of the Board of Directors as an audit committee financial expert because we are not required to do so at this time.

Immediately following completion of the Transactions described above, it is anticipated that the current board governance structure will remain in place. Eventually, the Board will review the advisability of establishing audit, compensation and nominating committees to perform the functions normally performed by such groups.

From January 1, 2010 through June 23, 2011, the Board of Directors held no meeting(s) and took four corporate action(s) by unanimous written consent.

The Company has no formal policy with regard to Board members' attendance at annual meetings of security holders and the Company did not hold an annual meeting during the year ended December 31, 2010.

Leadership Structure of the Board of Directors

Currently Nathan Halsey serves as the sole officer of the Company and is expected to become the sole director of the Company upon the effective date of Pam J. Halter’s resignation. Nothing in the Company’s Bylaws or other organizational documents would preclude the same person from simultaneously serving as the Board Chairman and as the Chief Executive Officer. Board intends to evaluate, from time to time as appropriate, whether the same individual should serve as Chairman of the Board and Chief Executive Officer or whether these positions should be held by different individuals, based on what the Board considers to be in the best interests of the Company and its shareholders. Due to the fact that the Company has only one Board member, the Board has chosen to permit the same individual to serve as both Chief Executive Officer and Chairman of the Board.

Shareholder Communications

A holder of Company Common Stock may contact one or more of the members of the Board of Directors in writing by sending such communication to the President at the Company’s address.  The President will forward shareholder communications to the appropriate director or directors for review.  Anyone who has a concern about the conduct of the Company or the Company’s accounting, internal accounting controls or auditing matters, may communicate that concern to the President or any member of the Board of Directors at the Company’s address.  Such communications may be submitted on a confidential and anonymous basis. Confidential communications should be mailed in an envelope marked “confidential.”

EXECUTIVE COMPENSATION

Compensation to Officers of the Company

The Company does not pay any compensation to its officers and has not paid compensation in any amount or of any kind to its executive officers for the years 2009 and 2010. There are no stock options or other derivative securities outstanding.

No stock has been issued to any officer, employee or director of the Company except in their capacity as investors. Although we have no current plan in existence, we may adopt a plan to pay or accrue cash compensation to our officers and directors for services rendered. We currently do not have a stock incentive plan for the benefit of officers, directors or employees, but our Board of Directors may recommend the adoption of such programs in the future.

Director Compensation

During 2009 and 2010, the directors of the Company were not compensated for their services as directors.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the Company’s officers, directors and persons who own more than 10% of a registered class of the Company’s equity securities to file reports of ownership and changes in ownership with the SEC. Officers, directors and greater than 10% shareholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms filed by them.  Based solely on our review of the copies of such forms received by us with respect to fiscal year 2010, or written representations from certain reporting persons, we believe all of our officers and directors and persons who own more than 10% of our Common Stock have met all applicable filing requirements.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of June 23, 2011, the Company had issued and outstanding 50,000,000 shares of Common Stock.  There is no other class of voting security of the Company issued or outstanding.  The following table sets forth the number of shares of Common Stock beneficially owned as of June 23, 2011, by (i) each director, (ii) each executive officer and (iii) each person known to own beneficially more than 5% of our stock, and (iv) all directors and executive officers as a group.  We calculated beneficial ownership according to Rule 13d-3 of the Securities Exchange Act as of that date.  Beneficial ownership generally includes voting and investment power with respect to securities. Unless otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned.

Name of Beneficial Owner	Title of Class	Amount of Beneficial Ownership	Ownership Percent

Pam J. Halter 2591 Dallas Parkway, Suite 102 Frisco, Texas 75034 Resigning Director* and Former President and Chief Executive Officer	Common	14,831,082	29.66%

Nathan Halsey** 1700 Pacific Ave., Suite 1880 Dallas, TX 75201 President, Chief Executive Officer and Director Appointee*	Common	18,000,000	36.00%

Bon Amour International, LLC** 1700 Pacific Ave., Suite 1880 Dallas, TX 75201 President, Chief Executive Officer and Director Appointee*	Common	18,000,000	36.00%

Kevin Halter, Jr. 2591 Dallas Parkway, Suite 102 Frisco, Texas 75034	Common	14,831,081	29.66%

All Directors and Executive Officers (2 persons)	Common	32,831,082	65.66%

*Ms. Halter’s resignation and Mr. Halsey’s appointment as the sole director of the Company shall become effective following the expiration of the ten-day period from the date of mailing of this Information Statement.
**The shares noted as beneficially owned by Mr. Halsey are registered in the name of Bon Amour International, LLC. Mr. Halsey may be deemed to beneficially own such shares as a result of his position as sole Manager, Chief Executive Officer and President of Bon Amour. Mr. Halsey disclaims beneficial ownership of such shares.

Change in Control

Pursuant to the terms of the Halter Agreement described above, the parties agreed that (1) Nathan Halsey would be appointed as the sole officer and director of the Company, (2) the Articles of Incorporation of the Company will be promptly amended to increase the shares of Common Stock authorized for issuance by the Company from 50,000,000 to 500,000,000 shares, (3) Pam J. Halter will vote by written consent to approve the Amendment, and (4) upon effectiveness of the Amendment, the Company will issue and sell additional shares of Common Stock to Bon Amour in consideration of its contribution of certain assets to the Company, and upon issuance thereof, Bon Amour will obtain a controlling interest in the issued and outstanding shares of Company Common Stock. The Halter Agreement further requires Ms. Halter to vote her shares of Common Stock to elect and qualify a Board consisting of one person nominated by Bon Amour until such time as the additional issuance is consummated.

By Order of the Board of Directors

/s/ Nathan Halsey
Nathan Halsey, President